MINNEAPOLIS	ST. PAUL
220 South Sixth Street | Suite 2200	444 Cedar Street | Suite 2100
Minneapolis, MN 55402-4504	St. Paul, MN 55101-2136
612 339 6321 | Fax 612 338 0535	651 222 6321 | Fax 651 222 8905

Roger H. Frommelt
612-373-8541
Fax: 612-338-4608
E-mail: rfrommelt@felhaber.com
Reply to Minneapolis Office

March 25, 2009

By Federal Express and EDGAR

Mr. Rufus Decker Accounting Branch Chief Securities and Exchange Commission Mail Stop 710 100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Definitive Proxy Statement on Schedule 14A
Filed on March 25, 2009
SEC File No. 000-02000
Our File No. 17399.000

Dear Mr. Decker:

On behalf of our client, Entrx Corporation (“Entrx”), we are submitting this letter in response to comments made in several telephone conversations which relate to Entrx’s Preliminary Proxy Statement Amendment No. 3, which was filed on March 11, 2009.  All references to page numbers are with respect to the Preliminary Proxy Statement.

Proxy Statement

1.           Background and Purpose of the Reverse/Forward Stock Split.  We have made changes under “Background and Purpose of the Reverse/Forward Stock Split” beginning on page 10, which explains that our transfer agent first informed us as to the escheating of our outstanding shares, and further explains the concept of “escheating.”  We also clarify that the Board of Directors has reviewed the proposal and wants to proceed with the Reverse/Forward Stock Split notwithstanding the difference in the number of shareholders who will be cashed out.

Securities and Exchange Commission
March 25, 2009

2.           Fairness of the Reverse/Forward Stock Split.  We have made it clearer under “Fairness of the Reverse/Forward Stock Split” beginning on page 15 that the Board of Directors has reviewed the change in the number of shareholders being cashed out and continues to believe the Reverse/Forward Stock Split is fair to all of the shareholders.

3.           We are now providing shareholders with a copy of Entrx’s Form 10K for the year ended December 31, 2008, and have updated our financial information to the year ended December 31, 2008, which involves changes to the notice of special meeting, and pages 4, 13, 14, 15, 16 and 24.

4.           We have updated the stock price information on page 15 under “Fairness of the Reverse/Forward Stock Split.”

Very truly yours,

/s/ Roger H. Frommelt

Roger H. Frommelt

cc:	Peter L. Hauser, Entrx Corporation
Brian Niebur, Entrx Corporation